UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 7

ZYMOGENETICS, INC.

(Name of Subject Company (Issuer))

ZEUS ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Assistant General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$883,869,654	$63,020

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 86,584,072 shares of common stock, without par value, and 99,516 shares of common stock subject to restricted stock units, in each case, at $9.75 per share. The transaction value also includes the aggregate offer price for 8,500,698 shares issuable pursuant to outstanding options with an exercise price less than $9.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $9.75 minus such exercise price.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $63,020	Filing Party: Bristol-Myers Squibb Company and Zeus Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: September 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Zeus Acquisition Corporation, a Washington corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, without par value (the “Shares”), of ZymoGenetics, Inc., a Washington corporation (the “Company”), at a price of $9.75 per share net to the seller in cash without interest and less required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 10, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“At 12:00 midnight, New York City time, on October 7, 2010, the Offer expired as scheduled. The Offer was not extended. Based on the information provided by the Depositary to Parent, as of the expiration of the Offer, approximately 82,605,529 Shares were validly tendered and not validly withdrawn prior to the expiration of the Offer, including approximately 1,501,981 Shares subject to guaranteed delivery procedures. Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn. The Shares validly tendered and not validly withdrawn represent approximately 94.9% of the Shares outstanding.

The full text of the press release issued by Parent regarding the expiration of the Offer and the announcement that Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn is set forth as Exhibit (a)(16) hereto and is incorporated by reference herein.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(16)	Press Release issued by Bristol-Myers Squibb Company, dated October 8, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZEUS ACQUISITION CORPORATION

By	/S/ P. JOSEPH CAMPISI, JR.
Name:	P. Joseph Campisi, Jr.
Title:	Vice President

Date:	October 8, 2010

BRISTOL-MYERS SQUIBB COMPANY

By	/S/ P. JOSEPH CAMPISI, JR.
Name:	P. Joseph Campisi, Jr.
Title:	Vice President and Assistant General Counsel

Date:	October 8, 2010

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated September 10, 2010.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of ZymoGenetics, Inc. and Bristol-Myers Squibb Company, dated September 7, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission dated September 9, 2010).*

(a)(1)(G)	Summary Advertisement as published on September 10, 2010.*

(a)(5)	Press Release issued by Bristol-Myers Squibb Company, dated September 10, 2010.*

(a)(6)	Class Action Complaint dated September 9, 2010 (Vereen v. ZymoGenetics, Inc., et al.).*

(a)(7)	Class Action Complaint dated September 9, 2010 (Krivan v. ZymoGenetics, Inc., et al.).*

(a)(8)	Class Action Complaint dated September 9, 2010 (Jaung v. the ZymoGenetics, Inc., et al.).*

(a)(9)	Class Action Complaint dated September 15, 2010 (Mesa v. ZymoGenetics, Inc., et al.).*

(a)(10)	Press Release issued by Bristol-Myers Squibb Company, dated September 28, 2010.*

(a)(11)	Amended Class Action Complaint dated September 17, 2010 (Mesa v. ZymoGenetics, Inc., et al.).*

(a)(12)	Amended Class Action Complaint dated September 21, 2010 (Krivan v. ZymoGenetics, Inc., et al.).*

(a)(13)	Class Action Complaint dated September 20, 2010 (Eyster v. ZymoGenetics, Inc., et al.).*

(a)(14)	Class Action Complaint dated September 23, 2010 (Zhou v. Bruce L.A. Carter, Ph.D., et al.).*

(a)(15)	Memorandum of Understanding, dated as of September 29, 2010 (incorporated by reference to Exhibit (a)(1)(L) to Amendment No. 4 to the Schedule 14D-9 filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on October 5, 2010).*

(a)(16)	Press Release issued by Bristol-Myers Squibb Company, dated October 8, 2010.

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2010, by and among ZymoGenetics, Inc., Bristol-Myers Squibb Company, and Zeus Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on September 9, 2010).*

(d)(2)	Form of Tender and Support Agreement, by and among Bristol-Myers Squibb Company, Zeus Acquisition Corporation and Stockholder, dated September 7, 2010 (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on September 9, 2010).*

*	Previously filed.

4